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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☒ Form C/A: Amendment to Offering Statement: <u>Extend close date of offering</u>

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: <u>Cheyenne Legends, Inc.</u>
Legal status of issuer:

    Form: <u>corporation</u>
    Jurisdiction of Incorporation/Organization: <u>Florida</u>
    Date of organization): <u>October 9, 2020</u>

Physical address of issuer: <u>21932 Canadensis Circle / Boca Raton, Florida 33428</u>
Website of issuer: <u>https://www.layersandlegends.com</u>

Name of intermediary through which the offering will be conducted: <u>Silicon Prairie Online, LLC</u>
CIK number of intermediary: <u>0001711770</u>
SEC file number of intermediary: <u>007-00123</u>
CRD number, if applicable, of intermediary: <u>289746</u>

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
<u>$2,500 onboarding fee plus up to 5 % cash based upon amount(s) raised</u>

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
<u>N/A</u>

Type of security offered: <u>Common Stock</u>
Target number of securities to be offered: <u>40,000</u>
Price (or method for determining price): <u>6.00</u>
Target offering amount: <u>$240,000.00</u>
Oversubscriptions accepted: ☐ Yes   ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): <u>$240,000.00</u>
Deadline to reach the target offering amount: <u>October 31, 2022</u>

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
        required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: <u>two (2)</u>

Total Assets:	Most recent fiscal year-end: <u>1,307,734</u>	Prior fiscal year-end: <u>0</u>
Cash & Cash Equivalents:	Most recent fiscal year-end: <u>10,000</u>	Prior fiscal year-end: <u>0</u>
Accounts Receivable:	Most recent fiscal year-end: <u>550</u>	Prior fiscal year-end: <u>0</u>
Short-term Debt:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Long-term Debt:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Revenues/Sales	Most recent fiscal year-end: <u>550</u>	Prior fiscal year-end: <u>0</u>
Cost of Goods Sold:	Most recent fiscal year-end: <u>100</u>	Prior fiscal year-end: <u>0</u>
Taxes Paid:	Most recent fiscal year-end: <u>0</u>	Prior fiscal year-end: <u>0</u>
Net Income:	Most recent fiscal year-end: <u>-186,930</u>	Prior fiscal year-end: <u>0</u>

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

<u>Cheyenne Legends, Inc.</u>
(Issuer)
By
<u>/s/ Lynne Koenigsberg President/CEO</u>
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

<u>/s/ Lynne Koenigsberg</u>
(Signature)
<u>President/CEO</u>
(Title)
<u>1 invalid syntax</u>
(Date)

THE COMPANY

1. Name of issuer: <u>Cheyenne Legends, Inc.</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lynne Koenigsberg	30,000 shares - Common Stock	33.3%
		%
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lynne Koenigsberg   Dates of Service: October 9, 2020 - Present_____
Principal Occupation: ___President_____
Employer: Cheyenne Legends, Inc. dba Layers & Legends Dates of Service: 10/9/20 - Present
Employer's principal business: Safety & security of people & places_____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President & CEO_____ Dates of Service: 10/9/20 – Present_____
Position: Director of Marketing_____ Dates of Service: 10/9/20 – Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____ _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Name: Karen Robinson Watson_____ Dates of Board Service: October 9, 2020 - Present_____
Principal Occupation: Accountant_____
Employer: KSW Tax & Accounting LLC___ Dates of Service: July 2019 – Present_____
Employer's principal business: accounting and tax services_____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: Chief Financial Officer____ Dates of Service: October 9, 2020 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: KSW Tax & Accounting LLC_____
Employer's principal business: accounting and tax services_____
Title: Owner_____ Dates of Service: July 2019 – Present_____
Responsibilities: assist small and medium sized businesses through complex tax laws_____

Name: Michele LaRogue_____ Dates of Board Service: October 9, 2020 - Present_____
Principal Occupation: Director of Sales & Marketing_____
Employer: Cheyenne Legends, Inc. dba Layers & Legends Dates of Service: October 9, 2020 - Present
Employer's principal business: Safety & security of people & places_____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: Director of Sales & Marketing Dates of Service: October 9, 2020 - Present_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: Syracuse University_____
Employer's principal business: post-secondary educational institution_____
Title: Asst. Dir., Undergraduate Office of Admissions Dates of Service: January 2008 – April 2019_____
Responsibilities: Coordinate overall recruitment of transfer students; coordinate review of transfer applications; travel to community colleges cultivating relationships and pathways for transfer students; work individually with families to problem solve on case by case basis; work closely with Enrollment Management to identify partner community colleges; represent, present and work closely with professional organizations such as CollegeFish, NYSTAA and Phi Theta Kappa

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Name: Lynne Koenisgberg_____
Title: President_____ Dates of Service: 10/9/20 – Present_____
Responsibilities: General oversight and decision making for the issuer_____
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: _____ _____ _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Name: Karen Robinson Watson_____ Dates of Board Service: October 9, 2020 - Present_____
Title: Chief Financial Officer_____
Responsibilities: responsible for tax and financial matters pertaining to the Company._____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: KSW Tax & Accounting LLC_____
Employer's principal business: accounting and tax services_____
Title: Owner_____ Dates of Service: July 2019 – Present_____
Responsibilities: assist small and medium sized businesses through complex tax laws_____

Name: Mark Jones_____ Dates of Board Service: February 2021 - Present_____
Title: Chief Technology Officer_____
Responsibilities: responsible for overall technical direction of the company and management of employees and initiatives therein._____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Maptelligent, Inc._____
Employer's principal business: public safety software_____
Title: Chief Technology Officer_____ Dates of Service: July 2020 – February 2021_____
Responsibilities: Responsible for overall technical direction of the company and management of employees and initiatives therein.

Employer: GEOCommand, Inc._____
Employer's principal business: public safety software_____
Title: Principal Engineer_____ Dates of Service: November 2010 - July 2020_____
Responsibilities: Responsible for overall technical direction of the company and management of employees and initiatives therein.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Cheyenne Legends, Inc.

d/b/a

Layers & Legends

Executive Summary

January 11, 2022

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand the Company's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. Investors are cautioned not to place undue reliance on forward-looking statements.

BUSINESS

Cheyenne Legends, Inc. D/B/A Layers & Legends is a private, woman run, and majority owned, sales and marketing organization which has started to sell our existing suite of geographic information systems of emergency response products. The company is currently in the process of filing for a WBENC Certification establishing that at it will be operated and managed by women. Once certified, Layers & Legends will be designated as a WBENC Certified Women's Business Enterprise, or commonly referred to as a WBEs. As well, the company will file to receive the State of Florida Certification through the Department of Management Services, Office of Supplier Diversity.

Twenty years have passed since the horrific incidents of September 11, 2001. Yet some of the same problems pointed to by the investigating committee continue to be impediments today; problems that hampered the effectiveness, and in some cases, cost the lives of brave first responders. A great deal of money and effort have been expended to address these issues and some progress has been made. One major problem still seems singularly intractable. During a crisis, the efficient and timely transfer of vital information from where it is held to where it is needed remains a challenge. Layers and Legends seeks to change that reality with robust, reasonably priced, intuitive solutions that attack the problem in a new way. Our model binds together stakeholders (e.g., school officials, facility operators) and first responders in both the planning and response phases, leading to greater community involvement, a smaller load on each party, and a safer environment for everyone.

Layers and Legends will combine the GEOcommand situational awareness software with our own newly developed proprietary systems to offer a suite of products that redefine the current paradigm of emergency preparedness and greatly improve information transfer during man made or natural disasters large or small. The structure of the product suite permits phased adoption if customer resources are limited, with each phase its own value proposition addressing real concerns and vulnerabilities. Initial full-scale implementation will also be an option, and for new construction or major overhauls it would add only incremental costs to a project.

The application of these products is extremely broad. Immediate emphasis will be on schools K-12 and colleges and universities. This is a huge market in and of itself and an area of major national focus. Other government buildings and sports stadiums will follow on as obvious places where the threat of major incidents requiring large scale response is very much on the minds of those responsible for protecting the public. The inherent scalability of the system allows us to offer solutions for anything from a single elementary school up to major military bases. Cloud-based tools, remote software installations, and using local contractors for hardware installs will both help manage costs and allow quicker ramp-up to meet demand.

From Vision (Research and Development) to Reality (Sales and Marketing)

Following the World Trade Center attack in 2001, Layers & Legends Chief Operating Officer, Albert Koenigsberg, used his extensive background in communication technologies and investigated additional technologies that could make the response efforts of emergency managers more streamlined. Hurricane Katrina presented many new problems for first responders, so Mr. Koenigsberg attended a series of Katrina Panel meetings to better understand the communication "gaps" that our responders identified while taking an active participation in the Federal Communications Commission rulemakings (Cyren Call) which ultimately created FirstNet (700 MHz Nationwide Broadband System exclusively for first responders). In 2008 Mr. Koenigsberg, along with staff from the US Department of Homeland Security, spoke at the World Forum (The Hague) on the need for global data sharing.

Mr. Koenigsberg took a pro-active position to address these gaps and started GEOcommand, Inc, a company dedicated to the research and development of new world technologies dedicated to the safety and security of people and the places they congregate. With the Sandy Hook School shooting, the Aurora Theater attack, the Boston Marathon bombing, the horrific events that have taken place in Paris and Orlando, and the Marjory Stoneman Douglas High School in Parkland, Florida (which was only 10 miles from his office in Boca Raton), Mr. Koenigsberg continued to pursue the creation of an interoperable method of sharing critical in-building information with our first responders.

The massacre at the Harvest Music Festival in Las Vegas, everyone realized the problem of data sharing between our public servants needed to be solved and set off on a mission to find a company, any company, that solves the problem. The current Covid-19 Pandemic further identifies the need for horizontal and vertical data sharing between hospitals, nursing homes and the general population and first responders worldwide.

Cheyenne Legends DBA Layers & Legends, **has the global right to market and sell** a multi-layered geographic information system. This system can serve as the "common operating situational awareness platform" for all community services, including fire, police, public works, local utility companies, community planners, and tax assessors. Our solutions can act as the "heart and soul" for Smart City Initiatives both large and small. All products are scalable by design and encourage data sharing across multiple jurisdictions. Our technologies encourage a public/private partnership for local, state and national business enterprises. This also gives responding agencies the ability to assess an event while in-route to an incident. This will save life and property.

Today, following various home-grown terrorist attacks on elementary schools, malls and colleges, the same breakdown still exists. The Layers & Legends suite of technologies bridges this information gap by providing solutions that allow for a "near real-time" visually simple and intuitive way for business owners and first responders to help save life and property.

This set of comprehensive tools is designed for everyday use: scaling seamlessly from ordinary incidents to multi-agency mass response. Our software ensures that first responders can provide emergency services efficiently, safely, and effectively - whether it's a local or mutual aid response - without interrupting or impacting day-to-day operations.

<u>MISSION STATEMENT</u>

Layers & Legend's mission is to provide critical information to first responders and the owners of buildings.

- The technology will enhance the ability to rapidly identify active threats and hazards at a scene, before arrival.
- Maximize response efforts – and most importantly, help save lives and minimize property damage.
- The platform also gives property owners and property managers the ability to retrieve and share data immediately with maintenance personnel and utility companies.

The emergency enhanced geographic information system platform provides for the sharing of critical data through one location-specific interface for viewing – with school administrators, resource officers, county dispatch, local and state fire and police, and the Federal Emergency Management Agency (FEMA). This is known as a “common operating picture” which is viewed on a map.

The technology identifies critical assets:

- entrances and exits
- door access controls
- windows
- metal detectors
- panic buttons
- security cameras
- fire suppression systems


CAFETERIA/MPR
STAGE
GIRLS
BOYS
E300
E302
E304
ASSISTANT PRINCIPAL OFFICE
SECURE VESTIBULE
PRINCIPAL OFFICE
I2
RESTROOM
NURSE
E201
E203
E205
A1
E110
E200
E202
E204
E2
A2
A3
A4
20m
70ft
ENTRANCE
Attachments
Main Entrance.jpg
NOTES
TYPE
Entrance
FLOOR
FIRE
POLICE
MAINTENANCE
SIGN
ROTATION

When breached, an alarm is triggered, and the map will automatically display its location and any specific information it is sending. In addition, the technology can interface with both indoor and outdoor shooter detection systems and biometrics (facial recognition) for a proactive response.

Layers & Legends provides responding agencies with the ability to rapidly identify active threats and hazards (ie., active shooter, fire, hazardous materials) – at the scene before arrival. This helps maximize response efforts and most importantly, helps save lives and minimize property damage.

Layers & Legends and digitized critical building information

Layers & Legends gives you the ability to personalize, track and store vital information as never before. The ability to manage the many assets in a large facility can be difficult – especially if the information is

stored in multiple formats and places (such as three-ring binders, spreadsheets, separate software applications, or all of the above). This data retrieval issue becomes even more crucial when you need to share your resources with school administrators, maintenance personnel, utility companies, and most importantly, first-responders.

No matter how familiar you and your staff are with the school campus – when an incident takes place, those responding to an emergency situation need accurate data – and they need it fast.

The platforms' intuitive interface is user friendly. Simply point, click on the corresponding symbols, drag and swipe.

With our emergency enhanced geographic software, you can quickly find important information such as:

- the date of the last time you checked your camera system
- the location of fire extinguishers and when they were last serviced
- the location of smoke detectors and when they were last checked
- the location of alarm systems, as well as the last time they were tested

Experience how Layers & Legends works

The school will provide us with an accurate floor plan(s) of their building(s) and campus which we will convert into an interactive map.

We will create a dynamic visual interactive floor plan; including your Emergency Action Plan, Material Data Sheets, and any other situational awareness data.

We will guide you through any necessary safety-enhancing changes to your space such as signage, location of assets, evacuation plans, and more.

With Layers & Legends technology, the school will then be ready to share information with school administrators, resource officers, county dispatch, local and state fire and police, and the Federal Emergency Management Agency (FEMA).


LOT C
C04
Physical Plant
CAMPUS GREEN
Student Union
Aux Gym
C30
C09
LOT B
C32
WILDCATS WAY
Lawrence Gym
C21
GRAHAM PLAZA
C45
C11
LAWRENCE WAY
CAMPUS AVENUE
Graham Hall
LOT A

Physical Plant
LOT C
C04
CAMPUS GREEN
Student Union
Aux Gym
C30
C09
LOT B
C32
WILDCATS WAY
Lawrence Gym
C21
GRAHAM PLAZA
C45
C11
CAMPUS AVENUE
LAWRENCE WAY
Graham Hall
LOT A

Commission Reports have identified a common theme. The inability for responding agencies to communicate with one another, and the unavailability of a "common operating picture" of the scene, before arrival, so they can coordinate resources for better incident command and control. Layers & Legend's state-of-the-art technology closes these "gaps" in public safety communication and provides the ability to share critical data with school administrators, maintenance personnel, utility companies, and most importantly, first-responders.

The names and functions of buildings, e.g Graham Hall or science building, dormitories, campus addresses and streets, locations of emergency call boxes and designated parking lots – often do not appear in public mapping applications such as Google Maps, or even proprietary systems used by police and fire. Yet this nomenclature may be the only way a caller has to identify where the emergency is. Layers & Legends' emergency enhanced geographic information system provides for the capability to use multiple identifiers to point to a single location or resource where an event occurs.

Layers & Legends provides detailed interior floor plans with vital information that identifies potential threats and hazards, and the location of on-campus resources, such as fire hydrants, that are readily available to first responders and campus safety personnel. The technology also provides details on underground utilities, such as the size of the water mains that feed the hydrants, drainage routes and access points, as well as underground transformer vaults housing the technology to monitor high voltage power.

In-building mapping assists first responders in search-and-rescue in the event the infrastructure is compromised due to weather related activity, e.g., tornadoes, hurricanes, flooding, freezing, or age deterioration due to exposure to the elements. This helps maximize response efforts - and most importantly, helps save lives.

Campus safety is not a" one-size-fits-all" solution. Layers & Legends provides a simple and intuitive way to view an entire campus, identifying the location of each building, converging to a specific in-building floor plan and its critical assets. Investing in a location-based geographic information system will maximize and incorporate a school's existing technologies.

Plan of Operations

Layers & Legends, Inc., is developing unique business partnerships that currently provide hardware and software solutions such as cameras, door access controls, metal detectors, AI, cloud services and other commonly used technologies but none more important than a reseller network and collaborative sales effort as their expertise to date is bringing new cutting-edge technologies within the markets we look to serve. Each of these partnerships are designed to allow their existing customers the ability to seamlessly integrate with the **Layers & Legends** market offerings. These relationships will allow their existing customers to create, maintain, and connect their systems of critical infrastructure in an intuitive geographic information system (GIS) based map display and viewed by their local, regional and state emergency response personnel. **Layers & Legends**, combines multiple layers of situational awareness into an extensible framework needed to fully implement emergency planning and facility/asset management goals.

Layers & Legends, technologies are a one-of-a-kind collaborative software system that can be used by multiple agencies and jurisdictions plan & coordinate emergency and disaster response, management and mitigation.

Our solutions and related tools create seamless interoperability and timely distribution of information across disparate systems and platforms. We've created the tools that address the communication, collaboration and organizational challenges faced by responders during large-scale emergency events.

Whether a user is focused on a specific building and critical assets therein or looking broadly at a whole region of mutual response locations, the backbone of each aspect of operations is the GIS and the data display.

Solution Offers:

A detailed operating picture of your city for use in pre-planning and training thus ensuring the best response to an emergency.

An integration dashboard for additional city infrastructures represented in a "location-first" manner – visually on a map, with the ability to click through for status.

An interactive regional map that includes details of critical sites within your city and neighboring jurisdictions.

A Comprehensive Community Solution - **Ensures First Responder Access**

Layers & Legends makes your critical information readily available to local Fire and Police Departments, giving them access to important response information related to your community.

- Minimize Property Damage
- Shared Mutual Aid Information
- Fast Response
- Enhanced Situational Awareness
- Effective Collaboration Support

Layers & Legends is ideal for all community services, including fire, police, public works, local utility companies, community planners, and tax assessors.

Our Solution– Using GIS for In-Building Intelligence

Layers & Legends allows for a "location-first" approach to connecting multiple disparate data sources and business systems into one location-specific situational awareness interface for viewing critical assets and infrastructure.

Easily Collect and Maintain Data

Get everything you need to create, edit, organize, maintain, and *share* your situational awareness data—hardware, software, building inspection and pre-planning tools.

- Catalog, and save your facility information right onto the floor plan
- An intuitive interface allows for more efficient data collection

From a Single Building to a Campus Complex

Integrates with strategic partners "cloud" services to expand from a single location to a complex of buildings or campus. Multiple building plans tied together with regional context for more comprehensive facilities management and emergency planning.

eegis is used daily in concert with your facility management processes to efficiently run your company while also providing critical and valuable response information to your local first responder agencies.

Whether you are a single property owner or a large corporation that maintains facilities throughout the world **Layers & Legends** allows you to streamline your operational and maintenance records, improve efficiency, ensure safety protocols, and improve your bottom line.

Layers & Legend's plan begins with introducing our in-building geographic information platform for schools K-12, colleges and universities under the name **eegis**.

Taking Layers & Legends to Market

Layers & Legends has been well-received by many first responding agencies, schools, hospitals, and ports. On September 8, 2021, the company initiated their sales and marketing strategy. The first target market will be schools K-12, colleges and universities. It's the company's intent to introduce their product line to vertical markets including hospitals and nursing homes, residential communities, sport complexes and houses of worship within the next 12-month period.

1) Website(s) – www.layersandlegends.com

2) Google Ads

3) LinkedIn

4) Facebook

5) Instagram

6) Twitter

7) Videos

8) Social Media Presence & Brand Management

- blogs and newsletters

9) Public Relations

10) Affiliate Program

11) Partnerships

12) Direct and indirect sales

Why Schools First?

We send our children to school, an environment where they spend a great deal of their time and a place where they should feel safe. Instead, it is a place where our children now feel vulnerable. This needs to change.

Many school districts have expressed interest in our technology in the States of Florida, Virginia, and Indiana.

"It Takes a Village"

The technology to make life-or-death decisions for first responders, or stop a person from doing evil things, does not exist. However, our technologies will give first responders current and accurate information to help make those difficult decisions and take action. The message is simple. We must take the initiative to bring public safety into the 21st century. We must protect our children and teachers in public and private schools, colleges, universities, and religious schools. No child should live in fear. Ensuring their safety and security is paramount; anything less is unacceptable.

The Problem

The first responder community has been confronted with myriad communication system failures, mostly while operating (due to necessity) under conditions those systems were never designed for. Vast amounts of critical information must be maintained and updated to reduce mistakes and streamline processes**.** Data retrieval becomes even more pronounced when resources must be shared with other responding agencies**.** No matter how familiar you are with a building, when an incident takes place, those responding to an emergency need current and accurate data—and they need it immediately**.** Many states have released funds for schools to purchase a range of assets (e.g., metal detectors, bullet proof glass, security cameras, door access controls, silent alarms, etc.). Yet without modern day modes of communication and an ability to visualize and track all these assets together under one common operating picture, these assets will not be as effective in an emergency situation.

Local agencies, communities, school districts, counties, and even state and federal governments need to stop creating so many committees and focus groups with limited knowledge and expertise. Special interest groups attempt to sway public opinion in favor of a particular solution or technology which fails to look at the much larger picture: how to communicate and share critical information among responding agencies, seamlessly.

Our Solution & Why Layers and Legends is a Disruptive Technology

Layers & Legends is a state-of-the-art geographic information map-based interface which provides emergency responders with near real- time, location-specific situational awareness technology - to better enhance response times to man-made and natural disasters.

The **Layers & Legends** platform will provide a common operating picture for first responders - enabling school and campus police.

Identify critical assets such as cameras, door access controls, metal detectors, panic buttons, etc., when breached. When an alarm is triggered, the map will automatically display its location and any specific information the alarm sends. In addition, the technology can interface with both indoor and outdoor shooter detection systems and biometrics (facial recognition) for a proactive response. This is known as a Common Alerting Protocol or CAP Alert which is a digital format for exchanging emergency alerts.

Layers & Legends provides a simple and intuitive way to view area-wide to specific in- building floor plans and critical assets, as well as other areas of interest within your campus infrastructure.

Layers & Legends technologies provide responding agencies with the ability to rapidly identify and share active threats and hazards (i.e., active shooter, fire, hazardous materials) - at the scene before arrival and coordinate resources for better command and control of the event.

All technologies have been designed by a team of passionately focused innovators, so that first responders have the proven tools to help close the information gaps in critical decision making. By deploying **Layers & Legends** technologies, you can be sure that you are taking the necessary steps in creating a safer and more efficient

SALES & MARKETING PLAN

Layers & Legends is on a mission - to save lives. Through the use of geospatial technologies, we're transforming the way data and information is accessed during a time of crisis by those who need it most - first responders. The solution integrates disparate data from sensors, cameras, alarms, access control and accountability systems creating actionable intelligence by presenting their location within a building, and by visualizing the data/information they provide on an intuitive map interface.

Layers & Legends provides a geographic platform for first responders to access site-specific information enhancing situational awareness while en-route and upon arrival at the incident scene. This quick access to relevant information shortens the time it takes for tactical action thereby mitigating additional life and property threat exposure.

Layers & Legends geocentric system serves as a common operational picture for all stakeholders involved in maintaining and protecting physical structures and venues. Through partnerships with industry leaders in physical security technology, Layers & Legends solutions act as the data integration platform for visualizing information produced by partner's technologies.

Layers & Legends offers customers cutting-edge technologies which integrate their assets on one highly sophisticated interactive map. The revised map assesses safety measures resulting in a complete and comprehensive floor plan.

We have developed our sales plan to maximize our product's market penetration and revenue potential. We intend to promote sales through a combination of in-house efforts, resellers, strategic partnerships, and sub-license agreements.

Since inception, Layers & Legends has primarily been a research and development company on the best way to take these solutions to market. We have outlined a plan to take these products to market. To have a successful rollout of products, the company seeks to be in the position to hire experienced sales managers. In February 2020, GEOcommand delivered the most recent fully interoperable, integrated solution to Southwest Jefferson Consolidated School District in Hanover, Indiana. On June 13, 2020, at the invitation of this school district, GEOcommand presented our solution to the Tri-State School Safety and Security Council. Attendees included multiple school resource officers from the district and neighboring districts. A school superintendent from a neighboring district and another principal were also in attendance. Several first responders asked questions about data sharing capabilities and how our software would respond in the event of a major incident. There were also several questions concerning pricing, which points to potential future sales. The fact that GEOcommand was invited to speak considering the current effects of the pandemic is an excellent sign for future relationship building and development with this council, as well as inroads into neighboring districts. In April 2021, Layers & Legends entered into a paid beta program with Southwest Consolidated School Corporation which represents Layers & Legends first sale.

We believe Layers & Legends represents the only community solution that addresses all four pillars of preparation, mitigation, response, and recovery in a single application. Our software integrates fire, police, EMS (Emergency Medical Services), and private and municipal assets into a single common operating picture. The platform allows for authentication of each end user's data input across multi-disciplinary and interagency activities. This allows various administrative users to update data on a near real-time basis, allowing for a free flow of updates from authorized administrators to end users responding to an incident.

All emergencies start at a local level and may escalate and involve numerous community agencies, multiple jurisdictions, and sometimes even to the point of a federal response. Our suite of software focuses on both pre-incident planning and enhanced data handling during response and mitigation. Our software allows for complete horizontal and vertical data sharing, providing a common operating picture for all agencies from the fire and police chief to the mayor, state agencies, and federal authorities.

The development of each of the solutions has considered the needs of emergency and public safety responders as well as those of the building stakeholders to form a unique public and private partnership for community preparedness. We believe Layers & Legends Suite of Products distinguishes the company from its competitors by providing detailed and interactive site-specific data. We address a critical need: a public/private partnership for the sharing of pertinent data both horizontally and vertically without undue burden on existing agency resources.

THE MARKETS

The safety and security of people and places extends to many vertical markets because the value of emergency planning is not limited to first responders themselves. The same concepts apply to other types of organizations, such as:

- School K-12 and Districts
- Colleges and Universities
- Houses of Worship
- Hospitals, Nursing Homes, Assisted Living
- High Rise Residential, Office Buildings, Hotels
- Air and Seaports
- Theaters and Cineplexes
- Large Commercial Property Owners and Management Companies
- Safe/Smart City Projects
- Oil & Gas Companies
- Telecommunication Companies
- Sport Venues
- Global corporations with widespread facilities and critical assets. E.g., retail stores, restaurant chains, manufacturers, industrial parks, etc.

Layers & Legends proudly serves the first responder and local government communities including:

- Fire Departments
- Police Departments
- Multi-Jurisdictional Emergency Operation and Fusion Centers
- Emergency Management/Safety and Health Some Examples of Market Potential by Size – United States Only

The Markets by Size:

- Cities & Towns- **39,010**
- Fire Departments – **27,198**
- Police Departments – **18,000**
- Public Schools - Elementary: **66,689**, Secondary **24,347**, Combined **6,137**
- Colleges & Universities – **7,706**
- Private Elementary & Secondary – **30,861**
- Hospitals - **5,686**
- Assisted Living/Nursing Homes: **15,700**
- Airports in US: **13,513** Heliports in US: **5,287**
- Seaports in US: **327** official ports of entry in US
- Movie Theaters: 39,356 Indoor Movie Screens 656 Drive-Ins Total: **39,956**

Advertising Publications (online and print) and Trade Shows for Verticals Markets Identified in Marketing Plan for 2022-2023

Industry: Schools: Public and Private K-12, College / University Publications:

- American School & Industry Mag: Colleges/Universities
- School Leader (the Publication for NJ's Local School Officials)
- National School Board Association
- Tech & Learning
- Education Next

Industry: Hospitals, Nursing Homes, Assistant Living Publications

- H&HN (Hospitals & Health Networks)
- HCI (Healthcare Informatics)
- Healthcare Executive {American College of Healthcare Executives}
- Argentum- Senior Living Executive

Industry: Hotels / Casino Publications

- Hotel's Investment Outlook-
- Hotel Management
- Hotel Business
- GGB (Global Gaming Business Magazine)
- Casino Journal

Industry: Aviation Publications:

- Aviation Week
- Flight Global
- Commercial Business Aviation

Industry: Theatres / Movie Theatre Publications:

- American Theatre (A Publication of Theatre Communications Group)
- Cinema Scope

Industry: Stadiums / Venue Publications:

- Athletic Business

Industry: Emergency Management / Safety & Health Publications:

- Safety + Health Magazine
- EHS Today (Emergency Management)

Industry: Smart / Safe City Publications:

- Smart & Resilient Cities
- Urbana World
- Smart Magazine

MORE ON WHY LAYERS & LEGENDS IS UNIQUE

Layers & Legends suite of products distinguishes the company from its competitors by providing detailed and interactive site-specific data. We address the critical need, a public/private partnership for the sharing of critical data both horizontally and vertically. This is without an undue burden on agency resources. ***Without the creation of this public/private partnership, there can never be true homeland security as outlined by Presidential Policy Directive #8 (PPD8) and the National Preparedness Goals.***

On April 1, 2019, the United States Department of Homeland Security Science and Technology Directorate issued Call BAA 18-02 asking for white papers and proposals addressing serious gaps in the tools available to First Responders. We had considered submitting one or more white papers. Instead, we reached out directly to DHS S&T and provided them a high-level understanding of where Layers & Legends technologies fulfill much of what they are first acknowledging - being a national deficiency in public safety communications. Most importantly, is the way in which these calls further reinforce our belief that we are doing something that desperately needs to be done to keep our citizens and First Responders safe. Below are direct quotes from two of those calls that starkly illustrate the timeliness and importance of the Layers & Legends products. We could not have expressed it better.

> **1.** Excerpt from ***DHS S&T BAA 18-02 "Data Upload Mechanism for Sharing Floor Plans & Site Safety Data Easily SOO E" 1 April 2019.***

> "*First Responders lack the situational awareness capability to quickly assess the layout of a building upon entry. First responders currently carry binders of printed floor plans with them or respond to incidents blindly with no knowledge of building layouts. In many instances, this prevents them from taking necessary precautions, leaves them without necessary equipment and tools, and generally leaves them at a situational awareness disadvantage when arriving to a response scene.*

> *First responder subject matter experts identified a need for a mechanism to access digital floor plans and other key safety data (e.g. standpipes, designated evacuation routes, secure facilities, hazardous materials (HAZMAT) locations, and gas or power panel locations). Information provided in advance by building owners and local jurisdictions could be extremely beneficial to the safety and efficiency of responders in the field.*"

> **2.** Excerpt from ***DHS S&T BAA 18-02 "Real-Time Electronic Data Sharing (SOO I)" 1 April 2019.***

"*To more effectively manage emergency response, first responders serving in a leadership capacity need a tool that 1) maps out incident scenarios, 2) provides a visual overview of the location and progress of first responder teams on the ground in response to an incident, and 3) permits digital substitution for paper-based incident command decision-making tools. Additionally, non- leadership personnel, particularly those in the field, do not have the capability to 1) quickly inform higher levels of command during a response besides relaying information by radio or in-person, or 2) passively and continuously share their location, status, or the details of their surroundings. These issues negatively affect most first responder disciplines, particularly in environments with limited visibility, intricate architectures, or complex events. The technical solution shall be applicable to firefighters, Hazardous Materials (HAZMAT) teams, disaster response teams, and certain law enforcement personnel*

Competition

While we believe that **Layers & Legends** provides a unique software solution for use by first responders, we will face intense competition from other companies that engage, or may engage in providing computer software and related technology to assist first responders.

Many of these competitors have been in existence for a considerable period of time, have substantially greater resources than we do and have developed relationships with regulators and government officials that may facilitate their ability to attract government contracts to their companies rather than ours.

CRG Plans (www.crgplans.com)
911 Inform (www.911inform.com)
PenBay Solution (www.cartegraph.com)
GeoComm (www.geo-comm.com)

DIRECTORS AND EXECUTIVE OFFICERS

Lynne Koenigsberg – President/CEO/COB – With a Bachelor of Science degree in Business and Marketing and following a distinguished twenty-six-year career in advertising, marketing and sales for a multitude of products and services which included employment by the State of Israel – Lynne lends her extensive marketing expertise to a technology designed to be shared with first responders.

Karen Robinson Watson – CFO/BOD – brings over 20 years of experience in accounting and tax law to small and medium businesses. She is licensed to represent clients at state and federal level in all 50 states by the Internal Revenue Service. Karen is a former Project Accountant that oversaw a multi-billion-dollar project.

Michele LaRocque – Director of Marketing Schools, Colleges & Universities/BOD - Michele has a Bachelor of Science degree in Communication and Rhetorical Studies from Syracuse University with 30 years of experience in Higher Education undergraduate recruitment and campus event planning. She has worked within the secondary school and community college environments throughout her career and therefore has a strong appreciation for the creation of safe and productive learning environments.

Directors hold office for a period of two years from their élection at the annual meeting of stockholders and until their successors is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other.

Set forth below is a brief description of the background and business experience of each of the Layers & Legends key employees.

Albert Koenigsberg – COO - Having made a personal investment in a technology used by the Port Authority of New York and New Jersey Police during the World Trade Center attack on September 11, 2001, Mr. Koenigsberg dedicated his life mission to the thirty-seven members   of the Port Authority Police Department who worked at their desk when the World Trade Center came crumbling down. At that moment in time, he made a decision to dedicate his life to finding a solution for the safety and security of people and places.

Albert started GEOcommand, Inc. in 2006 to research and develop unique ways of data sharing, lobbying and filing comments that today effects the entire future of first responder communications. In 2007 he filed comments before the Federal Communications Commission in what ultimately created FirstNET a nationwide broadband system dedicated exclusively for the first responder community.

GEOcommand's suite of information technologies is designed to capture data such as cameras, sensors, AI and share in real time to mitigate emergencies in a more efficient way than what was thought possible before.

Mark A. Jones – CTO - Principal Engineer – An insatiable mapping technology enthusiast, Mr. Jones brings over 18 years of experience in software engineering and GIS development to the forefront of Layers & Legends product offerings. After earning his bachelor's degree in Computer Science from Point Loma Nazarene University in San Diego, California, Mr. Jones was immersed in The Boeing Company as a Software Systems Engineer with an emphasis on requirements definition and systems integration. The training and mentoring he received at Boeing set him on a path of seeking interesting problems to solve that would change the world for the better. Following his time there, an opportunity to shift into GIS (Geographic Information Systems) development tapped into his interest in geospatial environments, ultimately resulting in his arrival at Layers & Legends, where he continually brings an innovative mindset to all areas of the business.

John Doherty - Director of Projects - Has worked in the software and hardware engineering field for more than 35 years. With a background ranging from major research laboratories to start-up companies John has extensive experience in systems analysis and reliability, extensive field experience dealing with the implementation of cutting-edge technologies and customer satisfaction. A member of the IEEE Communications Society, Reliability Society, and the Technology Management Council.

No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past five years. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past five years. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past five years.

Current and Proposed Business Partnerships

ESRI Business Partner - We are currently a business partner with ESRI whose GSI software engine is the core of our GIS interface. This relationship should boost our marketing and sales substantially, as we would be providing a robust product for public safety that is built upon the ESRI technology that already has a strong presence in that market.

We are an authorized reseller for ESRI. Among ESRI's product line that we represent are: ArcGIS Publisher; ArcGIS Workflow Manager for Desktop; ArcPad ; ArcGIS Network Analyst for Desktop; ArcGIS Engine ; ArcGIS Spatial Analyst for Desktop ; ArcGIS Geostatistical Analyst for Desktop ; ArcGIS Schematics for Desktop; StreetMap Premium for ArcGIS; ArcGIS for Desktop Basic; ArcGIS Data Reviewer for Desktop; ArcGIS Data Interoperability for Desktop; ArcGIS 3D Analyst for Desktop; ArcGIS Tracking Analyst for Desktop.

Intellectual Property

We have the right to utilize the registered the trademark "GEOcommand" and related design, as well as the trademark "IERP," with the United States Patent and Trademark Office. We also claim common law ownership of the trademark "GEOcommand" as it relates to our company and our software product.

Real Property

We currently lease approximately 1,000 square feet of space at 21932 Canadensis Circle, Boca Raton, Florida for use as our executive offices. The lease, which is with an affiliated lessor, expires in March 2022 and requires us to pay rent of approximately $100.00 per month, including utilities. The space is adequate for our present needs, and we believe that suitable alternate space is available in the general vicinity at competitive rates in the event we are unable to remain at this location. In addition, we lease approximately 1,000 square feet of space at 1075 Main Avenue, Durango Colorado, where we are design our technologies and perform wireless integration, for which we pay rent of $100.00 per month.

Legal Proceedings

As of the date of this Memorandum, we are not a party to any pending legal proceedings and, to our knowledge, none of our officers, directors or principal shareholders are party to any legal proceeding in which they have an interest adverse to us.

Maptelligent 5 year Revenue Projections

Definitions	Rule of Thumb 80/20 and 30/100
Total Available Market (TAM) - Total number of available customers in the market	80% of the TAM is not attainable due to various market conditions 20% of the TAM is attainable
Served Available Market (TAM) - Total number of customers that can be served by a Layers & Legends - like solution	80% of the SAM is not attainable due to various market conditions 20% of the SAM is attainable
Target Market - Total number of customers Layers & Legends can capture considering the competitive landscape.	Layers & Legends can realistically capture 30% of the SAM and project a 10% annual growth rate year over year

Total Available Market, Served Available Market, Target Market



TAM = how big is the universe
Total Available Market
SAM = how many can I reach with my sales channel
Target Market
Target Market (for a startup) = who will be the most likely buyers

TAM/SAM/TargetMarket

Solution/Product Value Overview

Product	Pricing Mechanism	Average Estimated Price	Variable (months and average number of buildings)	Average Estimated Annual Revenue per Customer	
CompusLegends	One-time Cost	$7500.00	1	$7500.00	One-time Cost
Data Collector	Yearly License Fee	$600.00	1	$600.00	Yearly
Viewer	Monthly Subscription	$25.00	12	$300.00	10 Viewers per Building Monthly
ProServe- Support	Paid Contract	$1500.00	1	$1,500.00	20% of Cost

Market Sizing Overview

		RsT Factor
Total number of Universities in the U.S.	4,298	
Total Available Market	860	20%
Served Available Market	172	20%
Layers & Legends Market Share	52	30%
Annual Growth Rate	10.00%	

Annual Revenue Projects (Colleges & Universities)

Product	Available Customers	Win Rate	Year 1 Captured (new) Customers	Year 1 Revenue Projection	Remaining Share
compusLegends	52	30.0%	15	$116,546	36
Data Collector		100.0%	15	$9,000	
Viewer		100.0%	15	$4,642	
ProServ - Support		100%	15	$23,399	
Total				$152,687	

Product	Win Rate	Year 2 Captured (new) Customers	Year 2 New Revenue	Year 2 Total Revenue (Factoring recurring)	Remaining Share
compusLegends	40.0%	14	$108,310	$108,310	22
Data Collector	100%	14	$8,665	$8,665	
Viewer	100%	14	$4,332	$4,332	
ProServ - Support	100%	14	$21,662	$44,871	
Total			$142,968.7	$166,178	

Product	Win Rate	Year 3 Captured (new) Customers	Year 3 New Revenue	Year 3 Total Revenue (Factoring recurring)	Remaining Share
compusLegends	50%	11	$81,232	$81,232	10.83096
Data Collector	100%	11	$6,499	$6,499	
Viewer	100%	11	$3,249	$3,249	
ProServ - Support	100%	11	$16,246	$61,117	
Total			$107,227	$152,087	

Product	Win Rate	Year 4 Captured (new) Customers	Year 4 New Revenue	Year 4 Total Revenue (Factoring recurring)	Remaining Share
compusLegends	60%	6.5	$48,750	$48,750	4.33096
Data Collector	100%	7	$3900	$10399	
Viewer	100%	7	$1950	$5199	
ProServ - Support	100%	7	$9,750	$70,867	
Total			$64,350	$135,215	

Product	Win Rate	Year 5 Captured (new) Customers	Year 5 New Revenue	Year 5 Total Revenue	Remaining Share
compusLegends	100%	4.5	$33,750	$33,750	0
Data Collector	100%	5	$2,700	$2,700	
Viewer	100%	5	$1,350	$6,549	
ProServ - Support	100%	5	$6,750	$77,017	
Total			$44,550	$120,016	

Annual Revenue Projections (Colleges & Universities)

	Revenue	Annual Growth
Year 1	$152,687	
Year 2	$166,178	9%
Year 3	$152,087	-8%
Year 4	$135,215	-11%
Year 5	$120,016	-11%

Maptelligent 5 year Revenue Projections

Definitions	Rule of Thumb 80/20 and 30/15
Total Available Market (TAM) - Total number of available customers in the market	80% of the TAM is not attainable due to various market conditions 20% of the TAM is attainable
Served Available Market (SAM) - Total number of customers that can be served by a Layers & Legends - like solution	80% of the SAM is not attainable due to various market conditions 20% of the SAM is attainable
Target Market - Total number of customers Layers & Legends can capture considering the competitive landscape	Layers & Legends can realistically capture 30% of the SAM and project a 10% annual growth rate year over year



Total Available Market, Served Available Market, Target Market
TAM - how big is the universe
Total Available Market
SAM = how many can I reach with my sales channel
Target Market
Target Market (for a startup) = who will be the most likely buyers

TAM/SAM/TargetMarket

Solution/Product Value Overview

Product	Pricing Mechanism	Average Estimated Price	Variable (months and average number of buildings)	Average Estimated Annual Revenue per Customer
Hosted Map Service (SaaS)	Monthly Subscription	$200.00	12	$2400.00
Content Management	Monthly Subscription	$25.00	12	$300.00
Maps/Apps	Monthly Subscription	$100.00	12	$1200.00
ProServ	Paid Contract	########	3	$30,000.00

Market Sizing Overview

		RoT Factor
Total number of Hospitals in the US	13,944	
Total Available Market	2,789	20%
Served Available Market	558	20%
Layers & Legends Market Share	167	30%
Annual Growth Rate	10.00%	

Annual Revenue Projections (Hospitals & Nursing Homes

		Year 1				
Product	Available Customers	Win Rate	Captured (new) Customers	Revenue Projection	Remaining Share
Hosted Map Service (SaaS)	1,571	0.0%	0	$0	1571
Content Management		0.0%	0	$0	
Maps/Apps		0.0%	0	$0	
ProServ		0%	0	$0	
Total				$0	

	Year 2				
Product	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	30.0%	471	$1,131,120	$1,131,120	1100
Content Management	15%	71	$21,209	$21,209	
Maps/Apps	15%	71	$84,834	$84,834	
ProServ	2%	9	$282,780	$282,780	
Total			$1,519,942.5	$1,519,943	

	Year 3				
Product	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	40%	440	$1,055,713	$1,055,712	659.82
Content Management	25%	110	$32,991	$54,290	
Maps/Apps	25%	110	$131,964	$216,798	
ProServ	3%	13	$395,892	$395,892	
Total			$1,616,559	$1,722,600	

	Year 4				
Product	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	50%	330	$792,000	$792,000	329.82
Content Management	30%	99	$29700	$83900	
Maps/Apps	30%	99	$118800	$335598	
ProServ	5%	17	$495,000	$495,000	
Total			$1,436,500	$1,706,498	

	Year 5				
Product	Win Rate	Captured (new) Customers	New Revenue	Total Revenue	Remaining Share
Hosted Map Service (SaaS)	60%	197.892	$474,940	$474,941	131.928
Content Management	40%	79	$23,747	$107,647	
Maps/Apps	40%	79	$94,968	$430,566	
ProServ	10%	33	$583,676	$583,676	
Total			$1,187,362	$1,606,859	

Annual Revenue Projections (Hospitals & Healthcare)

	Revenue	Annual Growth
Year 1	$0	0
Year 2	$1,519,943	0%
Year 3	$1,722,603	13%
Year 4	$1,706,498	-1%
Year 5	$1,606,859	-6%

Maptelligent 5 year Revenue Projections

Definitions	Rule of Thumb 80/20 and 30/15
Total Available Market (TAM) - Total number of available customers in the market	80% of the TAM is not attainable due to various market conditions 20% of the TAM is attainable
Served Available Market (SAM) - Total number of customers that can be served by a Layers & Legends - like solution	80% of the SAM is not attainable due to various market conditions 20% of the SAM is attainable
Target Market - Total number of customers Layers & Legends can capture considering the competive landscape	Layers & Legends can realistically capture 30% of the SAM and project a 10% annual growth rate year over year.



Total Available Market, Served Available Market, Target Market
TAM = how big is the universe
Total Available Market
SAM = how many can I reach with my sales channel
Target Market
Target Market (for a startup) = who will be the most likely buyers

TAM/SAM/TargetMarket

Solution/Product/Value Overview

Product	Pricing Mechanism	Average Estimated Price	Variable (months and average number of buildings)	Average Estimated Annual Revenue per Customer	
Hosted Map Service (SaaS)	Monthly Subscription	$200.00	12	$2400.00	
Content Management	Monthly Subscription	$25.00	12	$300.00	Monthly
Maps/Apps	Monthly Subscription	$100.00	12	$1200.00	
ProServ	Paid Contract	$0.00	0	$0.00	

Market Sizing Overview

		RoT Factor
Total number of Law Enforcement Agencies in the US	17,985	
Total Available Market	3,597	20%
Served Available Market	719	20%
Layers & Legends Market Share	216	30%
Annual Growth Rate	10.00%	

Annual Revenue Projections (Law Enforcement)

Product	Available Customers	Win Rate	Year 1 Captured (new) Customers	Year 1 Revenue Projection	Remaining Share
Hosted Map Service (SaaS)	216	30.0%	65	$155,390	151
Content Management		15.0%	10	$2,514	
Maps/Apps		15.0%	10	$11,804	
ProServ		0%	0	$0	
Total				$169,858	

Product	Win Rate	Year 2 Captured (new) Customers	Year 2 New Revenue	Year 2 Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	40.0%	60	$145,031	$300,421	91
Content Management	25%	15	$4,532	$7,448	
Maps/Apps	25%	15	$18,129	$29,760	
ProServ	0%	0	$0	$0	
Total			$167,692.1	$337,850	

Product	Win Rate	Year 3 Captured (new) Customers	Year 3 New Revenue	Year 3 Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	50%	45	$108,773	$409,195	45.3222
Content Management	30%	14	$4,079	$11,525	
Maps/Apps	30%	14	$16,316	$46,089	
ProServ	0%	0	$0	$0	
Total			$129,168	$466,819	

Product	Win Rate	Year 4 Captured (new) Customers	Year 4 New Revenue	Year 4 Total Revenue (Factoring recurring)	Remaining Share
Hosted Map Service (SaaS)	60%	27.1933	$65,264	$474,459	18.12888
Content Management	40%	11	$3263	$14788	
Maps/Apps	40%	11	$13053	$59152	
ProServ	0%	0	$0	$0	
Total			$81,580	$548,399	

Product	Win Rate	Year 5 Captured (new) Customers	Year 5 New Revenue	Year 5 Total Revenue	Remaining Share
Hosted Map Service (SaaS)	100%	18.12888	$43,509	$517,968	0
Content Management	50%	9	$2,719	$17,507	
Maps/Apps	50%	9	$10,877	$70,029	
ProServ	0%	0	$0	$0	
Total			$57,106	$605,505	

Annual Revenue Projections (Law Enforcement)

	Revenue	Annual Growth
Year 1	$169,858	
Year 2	$337,850	99%
Year 3	$466,819	38%
Year 4	$548,399	17%
Year 5	$605,505	10%

Maptelligent 5 year Revenue Projections

Definitions	Rule of Thumb 80/20 and 30/15
Total Available Market (TAM) - Total number of available customers in the market	80% of the TAM is not attainable due to various market conditions 20% of the TAM is attainable
Served Available Market (SAM) - Total number of customers that can be served by a Layers & Legends - like solution	80% of the SAM is not attainable due to various market conditions 20% of the SAM is attainable
Target Market - Total number of customers Layers & Legends can capture considering the competitive landscape	Layers & Legends can realistically capture 30% of the SAM and project a 10% annual growth rate year over year


Total Available Market, Served Available Market; Target Market
TAM = how big is the universe
Total Available Market
Target Market
SAM = how many can I reach with my sales channel
Target Market (for a startup) = who will be the most likely buyers

TAM/SAM/TargetMarket

Solution/Product Value Overview

Product	Pricing Mechanism	Average Estimated Price	Variable (months and average number of buildings)	Average Estimated Annual Revenue per Customer
Hosted Map Service (SaaS)	Monthly Subscription	$200.00	12	$2400.00
Content Management	Monthly Subscription	$25.00	12	$300.00
Maps/Apps	Monthly Subscription	$100.00	12	$1200.00
ProServ	Paid Contract	$0.00	0	$0.00

Market Sizing Overview

		RaT Factor
Total number of Fire/EMS Departments in the US	29,575	
Total Available Market	5,915	20%
Served Available Market	1,183	20%
Layers & Legends Market Share	355	30%
Annual Growth Rate	10.00%	

Annual Revenue Projections (Fire & EMS)

Year 1

Product	Available Customers	Win Rate	Captured (new) Customers	Revenue Projection
Hosted Map Service (SaaS)	355	30.0%	105	$255,528
Content Management		15.0%	16	$4,791
Maps/Apps		15.0%	16	$19,165
ProServ		0%	0	$0
Total				$279,484

Year 2

Product	Remaining Share	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)
Hosted Map Service (SaaS)	248	40.0%	99	$238,493	$494,021
Content Management		25%	25	$7,453	$12,244
Maps/Apps		25%	25	$29,812	$48,976
ProServ		0%	0	$0	$0
Total				$275,757.3	$555,241

Year 3

Product	Remaining Share	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)
Hosted Map Service (SaaS)	149	50%	75	$178,870	$672,890
Content Management		30%	22	$6,708	$18,953
Maps/Apps		30%	22	$26,830	$75,807
ProServ		0%	0	$0	$0
Total				$312,408	$787,640

Year 4

Product	Remaining Share	Win Rate	Captured (new) Customers	New Revenue	Total Revenue (Factoring recurring)
Hosted Map Service (SaaS)	74.529	60%	44.7174	$107,322	$780,212
Content Management		40%	18	$5368	$24318
Maps/Apps		40%	18	$21464	$97271
ProServ		0%	0	$0	$0
Total				$134,152	$901,801

Year 5

Product	Remaining Share	Win Rate	Captured (new) Customers	New Revenue	Total Revenue	Remaining Share
Hosted Map Service (SaaS)	29.8116	100%	29.8116	$71,548	$851,760	0
Content Management		50%	15	$4,472	$28,789	
Maps/Apps		50%	15	$17,887	$115,158	
ProServ		0%	0	$0	$0	
Total				$93,907	$995,707	

Annual Revenue Projections (Fire & EMS)

	Revenue	Annual Growth
Year 1	$279,484	
Year 2	$555,241	99%
Year 3	$787,640	35%
Year 4	$901,801	17%
Year 5	$995,707	10%

Total Revenue Projections over 5 years				
Combined Annual Revenue Projections				
	Revenue	Annual Growth	Total Expenses	Net Gain/Loss
Year 1	$2,582,001		$1,740,000	$842,001
Year 2	$5,110,151	98%	$2,700,000	$2,410,151
Year 3	$5,816,276	14%		
Year 4	$6,144,777	6%		
Year 5	$6,190,842	1%		

Year 1	K-12	Year 2	K-12	Year 3	Can add other verticals such as airports, high rise apartment complexes, casinos, office buildings, shipping ports, hotels, Houses of Worship, theaters, sport venues, etc.	As we did hospitals in year 2
	Colleges & Univ		Colleges & Univ			
	Law Enforcement		Hospitals & Healthc			
	Fire & EMS		Law Enforcement			
			Fire & EMS			

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

An investment in our company and the Shares of Common Stock comprising the Units involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this Memorandum and the attached Exhibits, before you decide to invest in our company. The risks and uncertainties described below are intended to be the material risks that are specific to us and to our industry. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

RISKS RELATED TO OUR BUSINESS

We have experienced losses, may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern;" our inability to generate revenues and profits will adversely affect our business and the value of your investment.

For the year ended September 30, 2021, we incurred net losses of $186,380.00 in our first year of operations. As of September 30, 2021, we had current assets of approximately $9,214.00, current liabilities of $4,664.00 and a working capital deficit of $0. These results of operations are unaudited and, following audit may change substantially. Our operating results for future periods will include significant expenses, including for software development and wireless integration, pilot demonstrations, sales and marketing costs, and administrative expenses, for which we may not generate sufficient revenues or have enough available capital. Continuation of the Company as a going concern is contingent upon our ability to successfully continue to develop our technology and applications for our technology, market our products and technology, generate revenues, and secure additional financing. There is no assurance that the Company will obtain necessary capital as, when and to the extent needed.

To date we have generated only limited sales of our software. Our failure to generate significant revenues and ultimately profits may force us to curtail our plans, suspend our operations and possibly even liquidate our assets and wind-up and dissolve our Company. We may be unsuccessful in generating revenues or profits, in which case you will likely lose your investment.

The success of our proposed plan of financing, and, therefore, our ability to sustain operations, is uncertain.

While we have limited personnel, we currently do not generate sufficient revenue to support our operations and we continue to experience a working capital deficit and operate at a loss. We have proposed a plan of financing that we anticipate will enable us to sustain operations; the registration of our Common Stock under Federal securities laws and the creation of a public market for our shares.

We have also established estimated timeframes for the completion of the different phases of our plan of financing; however, our ability to meet these timeframes is subject to events and circumstances both within and outside of our control; and may not occur when projected. For example, our plans to file a registration statement with the Securities and Exchange Commission ("**SEC**") and thereafter to participate in the creation of a market for our Common Stock may be delayed during the SEC registration process, and we may be unsuccessful in attracting brokers and market makers interesting in trading our shares.

The lack of patent protection for our technology may make it more difficult for us to enforce our rights and may make it easier for others to compete with us.

We plan on filed a provisional patent application with the United States Patent and Trademark Office covering our intellectual property and a revolutionary new approach to data-sharing in February 2022.

We have not prepared audited financial statements and you will not have the benefit of an independent audit in evaluating whether to convert your notes into shares of Common Stock.

While we have engaged auditors to audit our financial statements in connection with our proposed registration statement, our financial statements have not yet been audited and do not include some of the disclosures, including financial statement footnotes, required by generally accepted accounting principles. As a result, we are providing you with unaudited financial information that could otherwise assist you in making a decision whether to invest in our Securities. Moreover, audited financial statements would provide the added benefit of an independent review of our financial condition, which could also assist in your investment decision.

Our business is capital intensive and additional financing may not be available.

Our operations are capital intensive, and our growth and ongoing operations will consume a substantial portion of our available working capital. To date, we have funded our operating needs and our business plans through a combination of limited revenues from product sales and equity financing activities, but, thus far, have been unable to achieve positive financial results. We have raised in excess of $275,000 from the sale of our equity securities as of October 31,2021, and unless we are able to generate substantial revenues in the near term, or secure alternative financing, we will likely be required to continue to fund operations through sales of our equity. This method of financing is dilutive to our shareholders.

Furthermore, we will require additional capital in order to fund our operations, and we do not have any commitments for additional financing. There can be no assurance that such additional funding, if required, will be available, or if available, will be available upon favorable terms. Insufficient funds will prevent us from implementing our business strategy.

If we are unable to identify revenue-generating relationships for our products and services, we will not remain viable.

We have implemented a sales plan based on market penetration and revenue potential. We intend to continue to promote sales through a combination of in-house efforts, strategic partnerships and our government relations at both the federal and state (Illinois, Indiana, Virginia, New York, and Florida) level. We also intend to pursue additional opportunities as they arise, including private sector facility managers, emergency responders, Hazmat handlers for factories and large industrial operations who pose risks due to hazardous substances handled on site, mobile, or remotely. Through a newly established strategic partner distribution plan the company continues to identify businesses that own, manage or have long-term business relationships with critical infrastructures that utilize multiple disparate databases for their clients. However, to date, we have been unsuccessful in monetizing our products and services and enter into on-going revenue-generating relationships with third parties. Unless we are able to monetize our products and realize substantial revenues from operations, we will be unable to remain viable.

In the event of any liquidation, Cheyenne Legends, Inc. obligations to its debt holders and Preferred Shareholders must be satisfied before any payments are made to holders of Common Stock.

If Cheyenne Legends, Inc. is liquidated, its debt will be required to be paid in full before any payments are made to shareholders. Any funds used to satisfy its debt will restrict its ability to use such funds for operations and must be paid before any amounts may be paid to the Company's shareholders. In addition, to the extent holders of our Series A Preferred Stock do not convert their shares for shares of Common Stock, those holders have a preference to receive our assets upon liquidation, prior to the receipt of assets by common shareholders.

If Layers & Legends loses the services of any of its senior management or other key personnel, the business may suffer.

The Company's success depends in a large part upon its ability to identify, attract and retain quality senior management and other key personnel, particularly Layers & Legends founder – Lynne Koenigsberg (President and CMO), Albert Koenigsberg (COO), Mark Jones (CTO), and John Doherty (CPM). Competition for individuals with their qualifications is often intense, and Layers & Legends may not be able to retain them or engage others with similar qualifications when and as required. If Layers & Legends is unable to retain its current management and train new key personnel as rapidly as necessary, business would suffer.

Most of our actual and potential competitors have greater name recognition, financial, technical and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment.

Numerous companies compete with us in the development and marketing of products designed to assist the first responder marketplace. Our future performance will depend in large part upon our ability to provide first responders with tools that are superior to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product research and development efforts, our products may become obsolete, or be priced above competitive levels. We cannot guarantee that competitors will not introduce comparable or technologically superior products, which are priced more favorably than our products, or that we will operate profitably in the future.

Some current and potential competitors have longer company operating histories, larger customer and seller bases and greater brand recognition. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, better-established and better-financed companies. As a result, some of our competitors with other revenue sources may be able to devote more resources to attracting government contracts and grants. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors.

In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing even further in order to remain competitive.

New technologies may increase the competitive pressures by enabling our competitors to offer lower-cost products. Among our competitors in providing support for the first responder and critical infrastructure markets are CRG Plans (www.crgplans.com), 911 Inform (www.911inform.com),PenBay Solution (www.cartegraph.com), GeoComm (www.geo-comm.com).

We believe that Layers & Legends has and will have advantages over other software programs designed for the first responder market, including:

- A state of the art modular and scalable architecture.
- A client server messaging environment that allows robust communication between mobile/remote units and a central command post server; and
- An intuitive, clearly defined and easy to deploy implementation.
- Provides both horizontal and vertical data sharing
- Custom integration services.

In addition, the development of future technologies may result in new competition in one or more products and services that Layers & Legends offers. Other developments may give its competitors a cost advantage or other features the Company cannot readily match or require it to make expensive and time-consuming upgrades to its networks to remain competitive. In addition, Layers & Legends may select one technology or one technology provider over another, while its competitors may select different technologies or providers. If Layers & Legends does not choose the technology that turns out to be most efficient, economic or appealing to customers, its business could be adversely affected.

We have not adopted various corporate governance measures, and as a result shareholders may have limited protections against interested director transactions, conflicts of interest and similar matters.

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of corporate management and the securities markets. Because our securities are not yet listed on a national securities exchange, we are not required to adopt these corporate governance measures and have not done so voluntarily in order to avoid incurring the additional costs associated with such measures. Among these measures is the establishment of independent committees of the Board of Directors. However, to the extent a public market develops for our securities, such legislation will require us to make changes to our current corporate governance practices. Those changes may be costly and time-consuming. Furthermore, the absence of the governance measures referred to above with respect to our Company may leave our shareholders with more limited protection in connection with interested director transactions, conflicts of interest and similar matters.

Our certificate of incorporation limits the liability of our directors to our shareholders.

The certificate of incorporation of the Company limits the liability of directors of the Company to the Company or its shareholders. Specifically, Directors of the Company will not be personally liable for monetary damages for any breach of a fiduciary duty as a director, except:

- For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
- For willful or negligent unlawful payment of a dividend or unlawful stock purchase or redemption; or

- For any transaction from which the director derived an improper personal benefit.

RISKS RELATED TO THE OFFERING, OUR COMMON STOCK AND CAPITAL STRUCTURE

There is no market for our securities and there are restrictions on the transferability of our shares.

There is currently no market for our Common Stock; and neither the Units nor the Shares have been registered under the Securities Act. While we intend to register the resale of the Shares on behalf of Investors in this Offering, there is no assurance that the registration statement will be filed or that it will become effective, or that, thereafter, an active market will develop in our Common Stock. In the absence of an active market, Investors in this Offering will have difficulty reselling their Shares. Moreover, until such time, if any, as the Shares are registered under the Securities Act, or are publicly sold in accordance with a valid exemption from registration, the certificates evidencing the Shares will bear a legend restricting the distribution, resale, transfer, pledge, hypothecation or other disposition of the Shares.

Investors will not have the use of their funds unless and until their subscriptions are rejected.

Once prospective Investors tender their subscription funds to us, they will not have use of their funds unless and until their subscriptions are rejected and refunded. If the subscription funds are refunded, they will be refunded without interest or deduction. In addition, once tendered, subscriptions are irrevocable.

The future ownership of a majority of our outstanding shares by a third party may permit them to determine the outcome of corporate matters

Our officers and directors as a group currently beneficially own approximately 33% of our Common Stock as of September 30, 2021. We may experience difficulty in obtaining the majority vote necessary in order to implement corporate action, as a result of which, it may be more difficult for us to (a) secure the presence of a quorum at any meeting of shareholders, which is necessary in order for a shareholders meeting to be conducted, and/or (b) secure the authorization from holders of a majority of our outstanding Common Stock to take shareholder action as and when it may become necessary for us to do so. Actions such as certain mergers, asset sales and amendments to our Articles of Incorporation all require authorization by our shareholders. In the event we are unable to secure the necessary authorizations from our shareholders, as and when required, we may be unable to take necessary corporate action.

There is no commitment to purchase any of the Units and closing on less than all of the Units may adversely affect our future business; even if we sell all of the Units being offered, we may require additional financing in order to sustain operations or implement our plans for growth.

This Offering is being conducted on a "best efforts" basis until all of the Units are sold or the Offering terminates, whichever occurs first. No commitment exists by anyone to purchase any of the Units offered, and consequently we can give no assurance that any or all of the Units will be sold. No minimum number of Units need be sold in order for us to close on the sale of any of the Units subscribed for. Upon acceptance of a subscriber's subscription for the Units, those funds will become immediately available to us.

To the extent that less than substantially all of the Units are sold in this Offering, we will be prevented from continuing to implement our immediate business plans absent additional financing. Furthermore, if a substantial number of Units offered are not sold, it can be anticipated that the net proceeds therefrom will be used to pay the expenses of this Offering and not used in our business operations and we may have to defer certain activities, or seek and raise funds from alternate sources, until additional funds can be secured. There is no assurance that additional financing will be available to us on acceptable terms or at all.

Assuming that all of the Units are sold, we will receive the anticipated net proceeds of this Offering and we intend to deploy those funds as described elsewhere in this Memorandum.

We have broad discretion as to the use of the net proceeds from this Offering and we may use the proceeds of this Offering in a manner that you may not approve.

We have broad discretion as to the use of the net proceeds we will receive from the Offering. We cannot assure you that we will utilize these funds in a manner that you would approve. If we are unsuccessful in executing our business plan as a result of our discretionary use of the net proceeds of the Offering, our business and prospects may be seriously harmed, and the value of our Securities may decrease.

We may never pay cash dividends on our Common Stock.

We have not paid or declared any dividends on our Common Stock and do not anticipate paying or declaring any cash dividends on our Common Stock in the foreseeable future.

The future issuance of our authorized but unissued shares could adversely affect the market price for our shares.

We are authorized to issue 10,000,000 shares of Common Stock and 200,000 shares of Preferred Stock, of which, 89,800 shares of Common Stock and 0 shares of Series A Preferred Stock have been issued and are outstanding as of November 26, 2021. The issuance of additional shares of Common Stock or Preferred Stock, or the issuance of securities convertible into Common Stock or Preferred Stock, will result in further dilution to our shareholders.

Our shares may become subject to the "Penny Stock" rules of the SEC, which will make transactions in our shares cumbersome and may reduce the value of an investment in our Shares.

If and when a market develops in our Common Stock, and for so long as the trading price of our shares is less than $5.00 per share, our Common Stock may be considered a "penny stock," and, in such event, trading in our shares would be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

Should we become subject to the SEC rules applicable to "penny stocks," the market for our shares may be adversely affected.

Our issuance of "blank check" Preferred Stock could adversely affect holders of our Common Stock.

Our Articles of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of the holders of our Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company, which could have the effect of discouraging bids for the Company and thereby prevent shareholders from receiving the maximum value for their shares. Although we have no present intention to issue any shares of our Preferred Stock, there can be no assurance that we will not do so in the future.

It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. You are encouraged to carefully analyze the risks and merits of converting your Preferred Stock into Common Stock and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

9. What is the purpose of this offering?
To raise capital for purposes of implementing a sales and marketing campaign to generate product sales.

10. How does the issuer intend to use the proceeds of this offering?

THE OFFERING

Use of Offering Proceeds

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
Total Proceeds	$	240,000	$	240,000
Net Proceeds of Offering	$	240,000	$	240,000
Expenses related to offering		15,000		15,000
Engineering		68,000		68,000
Sales and Marketing		80,000		80,000
Officers and consultants		48,000		48,000
Audit-related expenses		7,200		7,200
Working Capital		21,000		21,000
Total Use of Net Proceeds of Offering	$	240,000	$	240,000

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum. References in this Memorandum to "we, "us" and "our" are to Cheyenne Legends, Inc. An investment in the Securities offered hereby involves a high degree of risk. Prospective Investors are urged to carefully read this Memorandum in its entirety including the section titled "Risk Factors," and the exhibits attached hereto.

The Company:	Cheyenne Legends, Inc. d/b/a Layers & Legends is a Florida corporation. Our executive offices are located at 21932 Canadensis Circle, Boca Raton, Florida 33428 and our telephone number is (866) 4LAYERS.
The Company's Business:	We have and exclusive worldwide license and are in the early stages of marketing our proprietary GEOcommand™ software products. This is an information technology company specializing in delivering our proprietary software solutions and critical real-time information sharing for first responders and owners of critical infrastructures. We offer a suite of situational awareness and data sharing products designed to assist in saving life and property and we'll be marketing the emergency enhanced geographic information system. Layers & Legends ("L&L") is a mobile geographic information system (GIS) that can be integrated with global positioning systems, computer aided dispatch and other mobile computing devices, with the ability to integrate with various communications technologies, including both the internet and wireless. For example, L&L can combine information from different sources – maps, pre-plans, hydrant records, land records, and aerial photography – to display a road map that includes building information, water sources, topography, and visual images of the area surrounding an emergency. A GIS can analyze this information to provide visual data that includes driving directions, fallback zones, and hazmat warnings. The first responder target market includes fire companies, police departments, utility companies, schools, colleges, universities, airports, nuclear facilities, hospitals, nursing homes, and local, state, regional and national governments to name a few. Our mission is to assist first responders' life-saving efforts by providing them with advanced GIS mobile mapping solutions that make available the real time data responders need to make critical decisions in the field. The critical infrastructure market includes pre-schools, schools (K-12), colleges and universities, government buildings, shopping malls, sport venues, movie theaters, communication towers, houses of worship, transportation infrastructure, hospitals, ports, and special events. To date we have demonstrated wireless connectivity capabilities at various frequencies currently in use by public safety and homeland security agencies. In addition, we have developed a wireless solution

that switches between wireless local area data networks and wireless wide area data networks without operator intervention. The purpose of this solution is to allow fast, seamless, lower cost data transfer between Layers & Legends servers and mobile data terminals. We have also designed innovative combinations of wireless configurations with L&L to address unusual environments, such as in building sensors, tunnels and subways.

We have commenced marketing Layers & Legends through in-house efforts and are developing a plan to sell by employing a combination of approaches. These approaches will include license and reseller agreements. We have also developed a sales plan based on market penetration and revenue growth and are prepared to market and advertise through an agreement with 561-Media. This lead generation program will incorporate our state-of-the-art website into an automated lead generation program utilizing LinkedIn, Google Ads and Facebook. Our plan calls for the generation of leads in 5 states. We are focusing our efforts on New York, Virginia, Illinois, Indiana and Florida while our license and reseller program is intended to bring a nationwide sales effort.

We are also working internally to bring Layers & Legends to the attention of appropriate Federal, state, and local authorities and to assist us in securing government grants available for security-related products. This has created relationships with members of Congress and other government regulators which facilitated our demonstrating before federal personnel and fostered important relationships with individuals who we believe will be instrumental in the process of evaluating the various emergency preparedness products and services being introduced to the marketplace.

We believe that we have laid the groundwork to permit Layers & Legends to become an important participant in the first responder/emergency preparedness marketplace. However, our ability to continue as a going concern will require that we, among other things (a) secure sufficient capital to fund our operations, (b) convince the first responder and critical infrastructure market that our software provides competitive advantages to warrant their choosing our software over the competitions, (c) generate substantial revenues from the sale of our software and (d) overcome the other challenges that any young business enterprise faces in an evolving regulatory and competitive. See "Risk Factors."

Kind and Number of Securities Offered:	Up to 40,000 Shares of Common Stock, are offered at a price of $6.00 per Share.
Minimum Subscription:	$600.00 (100 shares); although the Company, in its discretion, may accept subscriptions for lesser amounts.
Terms of the Offering:	The Shares are being offered pursuant to Regulation CF under the

Securities Act.

The Shares are offered on a "best efforts, no minimum" basis. There is no minimum number of Shares that must be sold prior to delivery of Offering proceeds to the Company. Subscriptions for Shares may not be revoked once tendered, except in accordance with certain state laws; and subscription payments will not be held in escrow. To the extent permitted under Regulation CF, we may offer the Shares using various forms of general solicitation and advertising; provided that we take reasonable steps to verify that each purchaser of Shares is an accredited investor.

Closings:	The Company intends to conduct an Initial Closing following its initial acceptance of subscriptions and its receipt of corresponding subscription funds and may conduct Subsequent Closings thereafter until the date on which the Maximum Amount is subscribed for by Investors and accepted by the Company or the last Initial Closing or Subsequent Closing takes place, but not later than the Final Closing Date. Unless terminated earlier in the Company's sole discretion, the Offering Period will expire on the earlier to occur of (a) the Termination Date, and (b) the date on which the Maximum Amount is subscribed for and accepted by the Company; except that the Termination Date may be extended by an additional 30 days at the discretion of the Company without notice to Investors.
Fees and Commissions:	The Shares are being offered by the Company through its officers, directors and employees, and no commissions or similar remuneration will be paid in connection with the offer and sale of the Shares. However, the Company reserves the right to sell Shares through broker-dealers who are members of FINRA, and to pay such broker-dealers commissions of up to 10% of the proceeds from the sale of the Shares and other customary concessions.
Use of Proceeds:	The net proceeds from this Offering are anticipated to be approximately $225,000 after the payment of approximately $15,000 in anticipated Offering expenses (assuming that no commissions are paid in connection with the sale of the Shares). The net proceeds will be used for (a) engineering ($68,000) (which includes beta-testing for a patent protection that will revolutionize public safety), (b) sales and marketing ($80,000), (c) officers and consultants ($48,000), (d) audit-related expenses ($7,200) and (f) the remainder, for working capital purposes ($21,000). It is anticipated that the proceeds from the Offering will last for approximately eighteen months if the Maximum Amount is raised. However, if less than the Maximum Amount is raised, the Company will require additional funding earlier than anticipated.
Shares Outstanding and to be Outstanding:	We are authorized to issue 40,000 shares of Common Stock. In the event of the sale of the Maximum Amount of this Offering, we will issue an aggregate of 40,000 shares of Common Stock and there

will then be 129,800 shares of Common Stock issued and outstanding.

We have also reserved an aggregate of 100,000 shares of Common Stock for issuance (a) under our 2022 Equity Compensation Plan, (b) in the event of conversion of outstanding Preferred Stock and convertible debt and (c) in the event of the exercise of outstanding warrants.

Subscription Agreement: An investment in the Securities offered hereby is made pursuant to a Subscription Agreement and SEC Form C. These Subscription Documents, which must be completed by each prospective Investor will, among other things, require prospective Investors to make certain representations to the Company regarding their status as accredited investors.

Additional Financing: Even if we sell all the Securities offered hereby, the Company will be required to secure additional financing, and any such financings may be on terms and conditions that are more or less favorable than the terms and conditions of this Offering.

No Market for Shares; Restriction on Resale: There is currently no market for our Common Stock; and neither the Shares nor the Shares have been registered under the Securities Act.

There is no assurance that an active market will develop in our Common Stock. In the absence of an active market, Investors in this Offering will have difficulty reselling their Shares. Moreover, until such time, if any, as the Shares are registered under the Securities Act, or are publicly sold in accordance with a valid exemption from registration, the certificates evidencing the Shares will bear a legend restricting the distribution, resale, transfer, pledge, hypothecation or other disposition of the Shares. See "Risk Factors."

Risk Factors: An investment in the Securities is a speculative investment that should not be made by persons who cannot withstand the loss of their investment. See "Risk Factors."

[Remainder of page intentionally left blank]

14. Do the securities offered have voting rights? ☒ Yes　☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes　☒ No

Explain: <u>See Articles of Incorporation and Articles of Amendment</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Cheyenne Legends Shareholders & Shares
(as of 12.3.21)

Name	Shares	Type	Percentage	Capital
Thomas Kennedy	1600	Common Stock	1.7817%	$8,000.00
Robert Phillips	4500	Common Stock	5.0111%	$22,500.00
Richard Ramsey	3900	Common Stock	4.3430%	$19,500.00
Robert Lagas	2700	Common Stock	3.0067%	$13,500.00
David Anderson	2800	Common Stock	3.1180%	$14,000.00
James Maddocks	1600	Common Stock	1.7817%	$8,000.00
Peter Klocek	1900	Common Stock	2.1158%	$9,500.00
Ronald Baruch	1400	Common Stock	1.5590%	$7,000.00
Douglas Morris	500	Common Stock	0.5568%	$2,500.00
Mark Arends	3300	Common Stock	3.6748%	$16,500.00
Kent Arends	2300	Common Stock	2.5612%	$11,500.00
Timothy Stritter	2000	Common Stock	2.2272%	$10,000.00
Peter Sillitto	1000	Common Stock	1.1136%	$5,000.00
Warren Harger	1500	Common Stock	1.6704%	$7,500.00
Daniel Larson	700	Common Stock	0.7795%	$3,500.00
Harvey Stern	1600	Common Stock	1.7817%	$8,000.00
Thomas Donahue	500	Common Stock	0.5568%	$2,500.00
Robert Bobyack	1000	Common Stock	1.1136%	$5,000.00
Frank Tastove	800	Common Stock	0.8909%	$4,000.00
David George	1000	Common Stock	1.1136%	$5,000.00
Mike Gubsch	1800	Common Stock	2.0045%	$9,000.00
Robert Peterson	700	Common Stock	0.7795%	$3,500.00
Francis Mallee	250	Common Stock	0.2784%	$1,250.00
Solomon Ripstein	2300	Common Stock	2.5612%	$11,500.00
Donald Denison	450	Common Stock	0.5011%	$2,250.00
Craig Porter	500	Common Stock	0.5568%	$2,500.00
Harold Smith	1000	Common Stock	1.1136%	$5,000.00
Troy Dubois	500	Common Stock	0.5568%	$2,500.00
Edmund Schulyer	1600	Common Stock	1.7817%	$8,000.00
Ann Nisbet	500	Common Stock	0.5568%	$2,500.00
Joseph Kocurkovic	500	Common Stock	0.5568%	$2,500.00
James Zifchock	3500	Common Stock	3.8976%	$17,500.00
Edmund Aku	250	Common Stock	0.2784%	$1,250.00
Asher Michaeli	400	Common Stock	0.4454%	$2,000.00
Carl O'Leary	800	Common Stock	0.8909%	$4,000.00
Rocco Lucadamo	250	Common Stock	0.2784%	$1,250.00
Charles Wagner	2000	Common Stock	2.2272%	$10,000.00
Wesley Kijowski	250	Common Stock	0.2784%	$1,250.00
Michael Honeycutt	250	Common Stock	0.2784%	$1,250.00
Michael Knull	2200	Common Stock	2.4499%	$11,000.00
Richard Fleming	250	Common Stock	0.2784%	$1,250.00
Dennis Dellovade	1300	Common Stock	1.4477%	$6,500.00
Stanley Weinstein	350	Common Stock	0.3898%	$1,750.00
Joachim Abele	1000	Common Stock	1.1136%	$5,000.00
Richard Resh	300	Common Stock	0.3341%	$1,500.00
Lynne Koenigsberg	30,000	Common Stock	33.4076%	
TOTAL	**89800**		**100.0000%**	**$299,000.00**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
Our officers and directors as a group currently beneficially own approximately 33% of our Common Stock as of September 30, 2021. We may experience difficulty in obtaining the majority vote necessary in order to implement corporate action, as a result of which, it may be more difficult for us to (a) secure the presence of a quorum at any meeting of shareholders, which is necessary in order for a shareholders meeting to be conducted, and/or (b) secure the authorization from holders of a majority of our outstanding Common Stock to take shareholder action as and when it may become necessary for us to do so. Actions such as certain mergers, asset sales and amendments to our Articles of Incorporation all require authorization by our shareholders. In the event we are unable to secure the necessary authorizations from our shareholders, as and when required, we may be unable to take necessary corporate action.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The offering price was arbitrarily determined.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See RISK FACTORS

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years? :

Not applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not Applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. See response to Question 7, infra.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CHEYENNE LEGENDS INC

Profit and Loss (Unaudited)
September 2020 - September 2021

	TOTAL
Income	
499 MISCELLEANOUS INCOME	550
Total Income	**$550**
GROSS PROFIT	**$550**
Expenses	
601 ACCOUNTING FEES	5,123
604 BANK SERVICE CHARGES	869
607 DEPRECIATION/AMORT EXPENSE	52,519
609 BUSINESS DEVELOPMENT	1,847
612 INSURANCE EXPENSE	
6122 GENERAL LIABILITY INSURANCE	2,300
Total 612 INSURANCE EXPENSE	**2,300**
619 LICENSES & PERMITS	1,054
620 MARKETING EXPENSE	4,737
622 OFFICE EXPENSE	765
623 OTHER PROFESIONAL FEES	
6233 WEBSITE DEVELOPMENT	5,800
6235 ENGINEERING FEES	17,240
6237 IT CONSULTING	9,182
6238 SALES CONSULTING	42,988
6239 PROJECT MANAGEMENT	14,946
Total 623 OTHER PROFESIONAL FEES	**90,156**
624 PAYROLL ACCOUNTING FEES	
6241 PAYROLL PROCESSING FEES	940
Total 624 PAYROLL ACCOUNTING FEES	**940**
625 PAYROLL EXPENSE	
6252 EMPLOYEE PAY	117,497
Total 625 PAYROLL EXPENSE	**117,497**
626 PAYROLL TAX EXPENSE	
6261 FICA EXPENSE	7,285
6262 MEDICARE EXPENSE	1,739
6263 FUTA EXPENSE	84
6264 SUTA EXPENSE	
6265 CO SUTA EXPENSE	196
6266 FL SUI EXPENSES	189
Total 6264 SUTA EXPENSE	**385**
Total 626 PAYROLL TAX EXPENSE	**9,493**

CHEYENNE LEGENDS INC

Profit and Loss (Unaudited)

September 2020 - September 2021

	TOTAL
628 POSTAGE EXPENSE	26
636 TELEPHONE-FAX-INTERNET	81
637 TRAVEL EXPENSE	
6376 FUEL-MILEAGE REIMB	10
Total 637 TRAVEL EXPENSE	**10**
710 ENGINEERING ALLOCATION	-100,488
Payroll Expenses	0
Total Expenses	**$186,930**
NET OPERATING INCOME	$ -186,380
NET INCOME	$ -186,380

Note .
SEE ACCOMPANYING ACCOUNTANT'S LETTER

CHEYENNE LEGENDS INC

Balance Sheet (Unaudited)

As of September 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
104 OPERATING ACCT- CITI BANK (5289)	9,214
105 CASH RESERVES	0
Total Bank Accounts	**$9,214**
Accounts Receivable	
ACCOUNTS RECEIVABLE (A/R)	550
Total Accounts Receivable	**$550**
Total Current Assets	**$9,764**
Other Assets	
184 INTANGIBLE ASSETS	
1841 CHEYENNE LEGENDS PROPRIETARY SOFTWARE	100,488
1843 CHEYENNE LEGENDS LICENSE	1,250,000
1844 ACCUM AMORTIZATION	-52,519
Total 184 INTANGIBLE ASSETS	**1,297,969**
Total Other Assets	**$1,297,969**
TOTAL ASSETS	**$1,307,734**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 PAYROLL LIABILITIES	
CO INCOME TAX	0
CO UNEMPLOYMENT TAX	0
FEDERAL TAXES (941/944)	3,320
FEDERAL UNEMPLOYMENT (940)	84
FL UNEMPLOYMENT TAX	0
Total 201 PAYROLL LIABILITIES	**3,404**
215 SHORT TERM LOANS	1,260
Direct Deposit Payable	0
Total Other Current Liabilities	**$4,664**
Total Current Liabilities	**$4,664**
Total Liabilities	**$4,664**
Equity	
301 COMMON STOCK - NO PAR VALUE	1,250,000
302 ADDITIONAL PAID IN CAPITAL	239,450
390 RETAINED EARNINGS (DEFICIT)	
Net Income	-186,380
Total Equity	**$1,303,070**
TOTAL LIABILITIES AND EQUITY	**$1,307,734**

Note
SEE ACCOMPANYING ACCOUNTANT'S LETTER

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)   in connection with the purchase or sale of any security? ☐ Yes   ☒ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)   at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

        (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



Detail by Entity Name

Florida Profit Corporation
CHEYENNE LEGENDS, INC.

Filing Information

Document Number	P20000083460
FEI/EIN Number	85-3745947
Date Filed	10/16/2020
Effective Date	10/16/2020
State	FL
Status	ACTIVE

Principal Address

21932 CANADENSIS CIRCLE
BOCA RATON, FL 33428

Changed: 04/14/2021

Mailing Address

21932 CANADENSIS CIRCLE
BOCA RATON, FL 33428

Changed: 04/14/2021

Registered Agent Name & Address

HAHN, DAVID
740 SOUTH FEDERAL HWY
315
POMPANO BEACH, FL 33062

Name Changed: 04/14/2021

Address Changed: 04/14/2021

Officer/Director Detail

Name & Address

Title PRES

KOENIGSBERG, LYNNE

21932 CANADENSIS CIRCLE
BOCA RATON, FL 33428

Annual Reports

Report Year	Filed Date
2021	04/14/2021

Document Images

04/14/2021 -- ANNUAL REPORT   View image in PDF format

10/16/2020 -- Domestic Profit   View image in PDF format

Electronic Articles of Incorporation
For

CHEYENNE LEGENDS, INC.

P20000083460
FILED
October 16, 2020
Sec. Of State
jafason

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

CHEYENNE LEGENDS, INC.

Article II

The principal place of business address:

6797 SOUTH PORT DRIVE
BOYNTON BEACH, FL. 33472

The mailing address of the corporation is:

6797 SOUTH PORT DRIVE
BOYNTON BEACH, FL. 33472

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

100,000

Article V

The name and Florida street address of the registered agent is:

DAVID HAHN
3700 AIRORT ROAD
410
BOCA RATON, FL. 33431

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: DAVID HAHN

P20000083460
FILED
October 16, 2020
Sec. Of State
jafason

Article VI

The name and address of the incorporator is:

LYNNE KOENIGSBERG
6797 SOUTH PORT DRIVE

BOYNTON BEACH, FLORIDA 33472

Electronic Signature of Incorporator: LYNNE KOENIGSBERG

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: PRES
LYNNE KOENIGSBERG
6797 SOUTH PORT DRIVE
BOYTON BEACH, FL. 33472

Article VIII

The effective date for this corporation shall be:

10/16/2020

2021 FLORIDA PROFIT CORPORATION ANNUAL REPORT

DOCUMENT# P20000083460

Entity Name: CHEYENNE LEGENDS, INC.

Current Principal Place of Business:

21932 CANADENSIS CIRCLE
BOCA RATON, FL 33428

Current Mailing Address:

21932 CANADENSIS CIRCLE
BOCA RATON, FL 33428 US

FEI Number: 85-3745947

Name and Address of Current Registered Agent:

HAHN, DAVID
740 SOUTH FEDERAL HWY
315
POMPANO BEACH, FL 33062 US

FILED
Apr 14, 2021
Secretary of State
1953851557CC

Certificate of Status Desired: No

The above named entity submits this statement for the purpose of changing its registered office or registered agent, or both, in the State of Florida.

SIGNATURE: DAVID HAHN — 04/14/2021

Electronic Signature of Registered Agent — Date

Officer/Director Detail :

Title	PRES
Name	KOENIGSBERG, LYNNE
Address	21932 CANADENSIS CIRCLE
City-State-Zip:	BOCA RATON FL 33428

I hereby certify that the information indicated on this report or supplemental report is true and accurate and that my electronic signature shall have the same legal effect as if made under oath; that I am an officer or director of the corporation or the receiver or trustee empowered to execute this report as required by Chapter 607, Florida Statutes; and that my name appears above, or on an attachment with all other like empowered.

SIGNATURE: LYNNE KOENIGSBERG — PRES — 04/14/2021

Electronic Signature of Signing Officer/Director Detail — Date

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

CHEYENNE LEGENDS, INC.

Pursuant to Section 607.1006 of the Florida Business Corporation Act of the State of Florida, the undersigned President of Cheyenne Legends, Inc., a corporation organized and existing under and by virtue of the Business Corporation Act of the State of Florida (the "Corporation"), bearing document number P20000083460, does hereby certify:

1) Pursuant to the unanimous written consent of holders of shares of the Corporation's voting capital stock having not less than the minimum number of votes which would be necessary to authorize these Articles of Amendment to the Corporation's Articles of Incorporation ("Amendment") at a meeting at which all shares entitled to vote thereon were present and voted, hereby adopt the following Amendment:

Article II, Address, be and hereby is deleted in its entirety and the following is substituted in its place and stead:

ARTICLE II

21932 Canadensis Circle

Boca Raton, Florida 33428

Article IV, Capital Stock, be and hereby is deleted in its entirety and the following is substituted in its place and stead:

ARTICLE IV

CAPITAL STOCK

The maximum number of shares of stock which this Corporation shall be authorized to issue and have outstanding at any one time shall be Ten Million and Two Hundred Thousand (10,200,000) shares which are to be divided into two classes as follows:

- 10,000,000 shares of common stock, par value $0.0001 per share; and
- 200,000 shares of preferred stock, par value $0.0001 per share.

The preferred stock may be created and issued from time to time in one or more series and with such designations, rights, preferences, conversion rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolutions or resolutions provided for the creation and issuance of such preferred stock as may be adopted from time to time in the sole discretion by the Corporation's Board of Directors pursuant to the authority in this paragraph given.

The Board of Directors, pursuant to the foregoing authority, has created a series of preferred stock as "Series A Preferred Stock" having the rights, powers, privileges, qualifications and limitations set forth in that certain "Amendment of the Articles of Incorporation of Cheyenne Legends, Inc. filed with the Secretary of State of the State of Florida on December ___,2021, the provisions of which are hereby incorporated by reference as if fully set forth at length herein.

2) These Articles of Amendment shall be effective upon filing by the Secretary of State of the State of Florida.

3) This Amendment was approved and adopted by (a) the Board of Directors, by unanimous written consent, and (b) the following voting groups: (i) holders of a majority of the outstanding common stock, voting as one group, and (ii) holders of a majority of the outstanding Series A preferred stock, voting as one group. The number of votes cast for the Amendment by the shareholders was sufficient for approval.

IN WITNESS WHEREOF, the undersigned, being the President of the Corporation, has executed these Articles of Amendment as of November 26, 2021.

/s/ Lynne Koenigsberg
Lynne Koenigsberg, President

CHEYENNE LEGENDS, INC.

Script for video to be used on portal site in conjunction with Regulation CF offering

copy and logo ~ cityscape
Fire Chief Peter Lamb

what we had was perfect interoperability

we had something that every agency could

share the same data that we had

finally a world-class geographic

information platform designed for

interoperability data sharing and

interfacing with your existing data

sources

when you drop your little girl off at school or arrive

at your office in the morning

you never think this could be the day

disaster will strike

this could be a

hotel a hospital a school building it

can be any commercial structure

every single day we're seeing an event

take place somewhere across our nation

around the world where the saving of

life and property is a necessity
time is

my enemy as the fire chief and that's

really critical so if I have better data

and intelligence gathering at my

fingertips literally at my fingertips in

a computer software program I'm much

better off everybody in the community is

a little bit safer because of this

I was a firefighter for for over 30

years

most of my career was spent in flipping

through map books in trying to find

locations and sometimes they were

updated sometimes they weren't when an

incident happens the key to the

mitigation and response is to know the

critical details - preparation details
the

building owner can use our software our

integrative emergency response plan to

monitor is HVAC systems he can monitor

his security systems he can monitor his

cameras and his daily assets so we've

talked an awful lot about it being

shared with local respondents the fact

is it provides quite a value proposition

for the building owner ourselves
if I

lived in a community I would want my

first responders and people to have this

capability it's no longer an expectation

it's a it's a necessity
end w/ L&L info

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:

https://www.layersandlegends.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.